SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 20)*

                            La Quinta Inns, Inc.
                              (Name of Issuer)

                   Common Stock, $0.10 Par Value Per Share
                       (Title of Class of Securities)

                                  504195108
                               (Cusip Number)

                                W. R. Cotham
            201 Main Street, Suite 2600, Fort Worth, Texas 76102
                               (817) 390-8400
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              November 17, 1995
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 14,818,030 shares, which constitutes approximately 28.1% of the 52,649,475 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. All other ownership percentages set forth herein assume that there are 52,467,225 shares outstanding unless otherwise stated.

1.        Name of Reporting Person:

          Thomas M. Taylor

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /
                                                             (b) / X /
3.        SEC Use Only

4.        Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /
6. Citizenship or Place of Organization: Thomas M. Taylor is a citizen of the United States of America.

               7.   Sole Voting Power: 2,333,520 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 2,025,000 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,333,520 (1)
Person
With
               10.  Shared Dispositive Power: 2,025,000 (2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          4,419,270 (1)(2)(3)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 8.4%(4)

14.       Type of Reporting Person: IN
----------------------------
(1) Solely in his capacity as President of Thomas M. Taylor & Co. with respect to 2,307,520 shares and in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio Partners, L.P., with respect to 26,000 shares.
(2) Solely in his capacity as President and sole shareholder of TMT-FW, Inc., which is one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P., with respect to 2,025,000 shares.
(3) Assumes the exercise of director options held by Mr. Taylor to purchase 60,750 shares of Common stock.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 52,527,975 shares of Common stock outstanding, which number includes options to purchase 60,750 shares of Common Stock held by Mr. Taylor.

1.        Name of Reporting Person:

          Thomas M. Taylor & Co.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only


4.        Source of Funds: 00 - Margin Account

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6.        Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 2,307,520 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,307,520 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,307,520

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 4.4%

14.       Type of Reporting Person: CO


----------------------------
(1)       Power is exercised through its President, Thomas M. Taylor.

1.        Name of Reporting Person:

          Trinity I Fund, L.P.

2.        Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.        SEC Use Only


4.        Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.        Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 26,000 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 26,000 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          26,000 (2)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:

                                                            /   /

13.       Percent of Class Represented by Amount in Row (11): <0.1%

14.       Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio Partners, L.P.

1.        Name of Reporting Person:

          TF Investors, L.P.

2.        Check the Appropriate Box if a Member of a Group:

                                                            (a) /   /

                                                            (b) / X /

3.        SEC Use Only


4.        Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.        Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 26,000 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 26,000 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          26,000 (2)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:

                                                            /   /

13.       Percent of Class Represented by Amount in Row (11): <0.1%

14.       Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio Partners, L.P.

1.        Name of Reporting Person:

          Trinity Capital Management, Inc.

2.        Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.        SEC Use Only

4.        Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.        Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 26,000 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 26,000 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          26,000 (2)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:

                                                            /   /

13.       Percent of Class Represented by Amount in Row (11): <0.1%


14.       Type of Reporting Person: CO

----------
(1)       Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio Partners, L.P.

1.        Name of Reporting Person:

          Portfolio Partners, L.P.

2.        Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.        SEC Use Only


4.        Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.        Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 26,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 26,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          26,000

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                            /   /


13.       Percent of Class Represented by Amount in Row (11): <0.1%


14.       Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.        Name of Reporting Person:

          Portfolio Associates, Inc.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only


4.        Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.        Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 26,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 26,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          26,000 (1)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                            /   /


13.       Percent of Class Represented by Amount in Row (11): <0.1%


14.       Type of Reporting Person: CO

----------
(1)       Solely in its capacity as the sole general partner of Portfolio
          Partners, L.P.

1.        Name of Reporting Person:

          Sid R. Bass, Inc.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /
3.        SEC Use Only

4.        Sources of Funds:  WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.        Citizenship or Place of Organization:  Texas

               7.   Sole Voting Power: 2,765,305 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,765,305 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,765,305

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 5.3%

14.       Type of Reporting Person: CO


----------------------------
(1)       Power is exercised through its President, Sid R. Bass.

1.        Name of Reporting Person:

          Sid R. Bass

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6. Citizenship or Place of Organization: Sid R. Bass is a citizen of the United States of America.


               7.   Sole Voting Power: 2,765,305 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,765,305 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,765,305 (1)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 5.3%

14.       Type of Reporting Person: IN


----------------------------
(1)       Solely in his capacity as the President of Sid R. Bass, Inc.

1.        Name of Reporting Person:

          Lee M. Bass, Inc.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Sources of Funds:  WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.        Citizenship or Place of Organization:  Texas


               7.   Sole Voting Power: 2,765,305 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,765,305 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,765,305

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 5.3%

14.       Type of Reporting Person: CO


----------------------------
(1)       Power is exercised through its President, Lee M. Bass.

1.        Name of Reporting Person:

          Lee M. Bass

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /
3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6. Citizenship or Place of Organization: Lee M. Bass is a citizen of the United States of America.

               7.   Sole Voting Power: 2,765,305 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,765,305 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,765,305 (1)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 5.3%

14.       Type of Reporting Person: IN
----------------------------
(1)       Solely in his capacity as the President of Lee M. Bass, Inc.

1.        Name of Reporting Person:

          The Bass Management Trust

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6.        Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 2,861,392 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,861,392 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,861,392


12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 5.5%

14.       Type of Reporting Person: 00 - Trust


----------------------------
(1)       Power is exercised through its sole trustee, Perry R. Bass.

1.        Name of Reporting Person:

          Perry R. Bass

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6. Citizenship or Place of Organization: Perry R. Bass is a citizen of the United States of America.

               7.   Sole Voting Power: 2,861,392 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,861,392 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,861,392 (1)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 5.5%

14.       Type of Reporting Person: IN

----------------------------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.        Name of Reporting Person:

          Nancy L. Bass

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6. Citizenship or Place of Organization: Nancy L. Bass is a citizen of the United States of America.

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,861,392 (1)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 5.5%

14.       Type of Reporting Person: IN

----------------------------
(1) Solely in her capacity as one of two trustors of The Bass Management Trust and by virtue of her ability to revoke same.

1.        Name of Reporting Person:

          Peter Sterling

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6. Citizenship or Place of Organization: Peter Sterling is a citizen of the United States of America.

               7.   Sole Voting Power: 226,124
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 226,124
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          286,874 (1)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 0.5% (2)

14.       Type of Reporting Person: IN

----------------------------
(1) Assumes the exercise of director options held by Mr. Sterling to purchase 60,750 shares of Common Stock.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 52,527,975 shares of Common Stock outstanding, which number includes options to purchase 60,750 shares of Common Stock held by Mr. Sterling.

1.        Name of Reporting Person:

          The Airlie Group L.P.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6.        Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 2,025,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,025,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,025,000

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 3.9%

14.       Type of Reporting Person: PN

----------------------------
(1)       Power is exercised through its sole general partner, EBD L.P.

1.        Name of Reporting Person:

          EBD L.P.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6.        Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 2,025,000 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,025,000 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,025,000 (1)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 3.9%

14.       Type of Reporting Person: PN

----------------------------
(1)       Solely in its capacity as the sole general partner of The Airlie
          Group L.P.

(2) Power is exercised through its two general partners, Dort A. Cameron, III and TMT-FW, Inc.

1.        Name of Reporting Person:

          Dort A. Cameron, III

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6. Citizenship or Place of Organization: Dort A. Cameron, III is a citizen of the United States of America.

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 2,025,000 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 2,025,000 (1)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,025,000 (1)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 3.9%

14.       Type of Reporting Person: IN

----------------------------
(1) Solely in his capacity as one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P.

1.        Name of Reporting Person:

          TMT-FW, Inc.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6.        Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 2,025,000 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 2,025,000 (1)(2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,025,000 (2)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 3.9%

14.       Type of Reporting Person: CO


----------------------------
(1)       Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P.

1.        Name of Reporting Person:

          William P. Hallman, Jr.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: PF and Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6. Citizenship or Place of Organization: William P. Hallman, Jr. is a citizen of the United States of America.

               7.   Sole Voting Power: 1,253,273 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,253,273 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,253,273 (1)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 2.4%

14.       Type of Reporting Person: IN


----------------------------
(1) Solely in his individual capacity with respect to 168,750 shares and in his capacity as the trustee of (a) Annie R. Grandson's Trust for Sid R. Bass with respect to 537,537 shares, (b) Annie R. Bass Grandson's Trust for Lee M. Bass with respect to 537,537 shares, (c) Donald J. McNamara, III Trust with respect to 1,012 shares, and (d) Peter Sterling Trusts with respect to 8,437 shares.

1.        Name of Reporting Person:

          Annie R. Bass Grandson's Trust for Sid R. Bass

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /
3.        SEC Use Only

4.        Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                 /   /
6.        Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 537,537 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 537,537 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          537,537

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 1.0%

14.       Type of Reporting Person: 00 - Trust

----------------------------
(1)       Power is exercised through its trustee, William P. Hallman, Jr.

1.        Name of Reporting Person:

          Annie R. Bass Grandson's Trust for Lee M. Bass

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6.        Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 537,537 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 537,537 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          537,537

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 1.0%

14.       Type of Reporting Person: 00 - Trust

----------------------------
(1)       Power is exercised through its trustee, William P. Hallman, Jr.

1.        Name of Reporting Person:

          Donald J. McNamara, Jr.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6. Citizenship or Place of Organization: Donald J. McNamara, Jr. is a citizen of the United States of America.


               7.   Sole Voting Power: 353,362
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 353,362
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          414,112 (1)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 0.8% (2)

14.       Type of Reporting Person: IN


----------------------------
(1) Assumes the exercise of director options held by Mr. McNamara to purchase 60,750 shares of the Common Stock.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 52,527,975 shares of Common Stock outstanding, which number includes options to purchase 60,750 shares of Common Stock held by Mr. McNamara.

1.        Name of Reporting Person:

          Donald J. McNamara, III Trust

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6.        Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 1,012 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,012 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,012

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): <0.1%

14.       Type of Reporting Person: 00 - Trust

----------------------------
(1)       Power is exercised through its trustee, William P. Hallman, Jr.

1.        Name of Reporting Person:

          Peter Sterling Trusts

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6.        Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 8,437 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 8,437 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          8,437

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): <0.1%

14.       Type of Reporting Person: 00 - Trust


----------------------------
(1)       Power is exercised through the trustee of such trusts, William P.
          Hallman, Jr.

1.        Name of Reporting Person:

          Douglas K. Bratton

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6. Citizenship or Place of Organization: Douglas K. Bratton is a citizen of the United States of America.

               7.   Sole Voting Power: 11,687 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  5,375 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 11,687 (1)
Person
With
               10.  Shared Dispositive Power: 5,375 (2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          17,062 (1) (2)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): <0.1%

14.       Type of Reporting Person: IN

----------------------------
(1) Solely in his capacity as President of the Bratton Family Foundation with respect to 10,000 shares.

(2)       5,375 shares are owned in joint tenancy with his wife, Anne M.
          Bratton.

1.        Name of Reporting Person:

          Anne Marie Bratton

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6. Citizenship or Place of Organization: Anne Marie Bratton is a citizen of the United States of America.

               7.   Sole Voting Power: 1,687 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  5,375 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,687 (1)
Person
With
               10.  Shared Dispositive Power: 5,375 (2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          7,062 (1)(2)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): <0.1%

14.       Type of Reporting Person: IN


----------------------------
(1) Solely in her capacity as the sole trustee of a trust for the benefit of her minor son, with respect to 1,687 shares.

(2)       5,375 shares are owned in joint tenancy with her husband, Douglas K.
          Bratton.

1.        Name of Reporting Person:

          The Bratton Family Foundation

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: 00--Other

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6.        Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 10,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 10,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          10,000

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): <0.1%

14.       Type of Reporting Person: CO


----------------------------
(1)       Power is exercised through its President, Douglas K. Bratton.

1.        Name of Reporting Person:

          Thomas W. Briggs

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6. Citizenship or Place of Organization: Thomas W. Briggs is a citizen of the United States of America.

               7.   Sole Voting Power: 16,875
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 16,875
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          16,875

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): <0.1%

14.       Type of Reporting Person: IN

1.        Name of Reporting Person:

          Michael N. Christodolou

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6. Citizenship or Place of Organization: Michael N. Christodolou is a citizen of the United States of America.

               7.   Sole Voting Power: 10,125
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 10,125
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          10,125

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): <0.1%

14.       Type of Reporting Person: IN

1.        Name of Reporting Person:

          W. Forrest Tempel

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) / X /

3.        SEC Use Only

4.        Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                 /   /

6. Citizenship or Place of Organization: W. Forrest Tempel is a citizen of the United States of America.

               7.   Sole Voting Power: 3,375
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,375
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          3,375

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): <0.1%

14.       Type of Reporting Person: IN

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend and restate in its entirety their
Schedule 13D Statement dated January 15, 1988, as amended by Amendment No. 1 dated June 9, 1988, by Amendment No. 2 dated September 7, 1988, by Amendment No. 3 dated January 20, 1989, by Amendment No. 4 dated February 23, 1989, by Amendment No. 5 dated June 12, 1989, by Amendment No. 6 dated April 27, 1990, by Amendment No. 7 dated October 1, 1990, by Amendment No. 8 dated October 18, 1990, by Amendment No. 9 dated January 23, 1991, by Amendment No. 10 dated February 7, 1991, by Amendment No. 11 dated May 16, 1991, by Amendment No. 12 dated May 30, 1991, by Amendment No. 13 dated June 7, 1991, by Amendment No. 14 dated June 21, 1991, by Amendment No. 15 dated October 25, 1991, by Amendment No. 16 dated January 9, 1992 , by Amendment No. 17 dated January 13, 1992, by Amendment No. 18 dated March 10, 1993, and by Amendment No. 19 dated March 25, 1993 (the "Schedule 13D"), relating to the Common Stock, par value $0.10 per share, of La Quinta Inns, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing includes an amended and restated composite of all paper filings to date made by the Reporting Persons (as hereinafter defined) on Schedule 13D with respect to La Quinta Inns, Inc.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, par value $0.10 per share (the "Stock"), of La Quinta Inns, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Weston Centre, 112 East Pecan Street, P. O. Box 2636, San Antonio, Texas 78229-2636.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)

          Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Thomas M. Taylor ("TMT"), Thomas M. Taylor & Co., a Texas corporation ("Taylor & Co."), Trinity I Fund, L.P., a Delaware limited partnership ("TIF"), TF Investors, L.P., a Delaware limited partnership ("TFI"), Trinity Capital Management, Inc., a Delaware corporation ("TCM"), Portfolio Partners, L.P., a Delaware limited partnership ("Portfolio"), Portfolio Associates, Inc., a Delaware corporation ("PA"), Sid R. Bass, Inc., a Texas corporation (SRB, Inc."), Sid R. Bass ("SRB"), Lee M. Bass, Inc., a Texas corporation ("LMB, Inc."), Lee M. Bass ("LMB"), The Bass Management Trust, a Texas trust ("BMT"), Perry R. Bass ("PRB"), Nancy Lee Bass ("NLB"), Peter Sterling ("PS"), The Airlie Group L.P., a Delaware limited partnership ("TAG"), EBD, L.P., a Delaware limited partnership ("EBD"), Dort A. Cameron, III ("DAC"), TMT-FW, Inc., a Texas corporation ("TMT-FW"), William P. Hallman, Jr ("WPH"), Annie R. Bass Grandson's Trust for Sid R. Bass, a Texas trust ("ARBS"), Annie R. Bass Grandson's Trust for Lee M. Bass, a Texas trust ("ARBL"), Donald J. McNamara, ("DJM"), Donald J. McNamara, III Trust, a Texas trust ("DJM3"), Peter Sterling Trusts, a Texas trust ("PST"), Douglas K. Bratton ("DKB"), Annie Marie Bratton ("AMB"), The Bratton Family Foundation ("Foundation"), Thomas W. Briggs ("TWB"), Michael N. Christodolou ("MNC") and W. Forrest Tempel ("WFT"). TMT, Taylor & Co., TIF, TFI, TCM, Portfolio, PA, SRB, SRB, Inc., LMB, LMB, Inc., BMT, PRB, NLB, PS, TAG, EBD, DAC, TMT-FW, WPH, ARBS, ARBL, DJM, DJM3, PST, DKB, AMB, Foundation TWB, MNC and WFT are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

          (b) - (c)

          TMT

          TMT's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is President of Taylor & Co.

          Taylor & Co.

          Taylor & Co. is a Texas corporation, the principal business of which is the rendering of investment consulting services to third parties. The principal business address of Taylor & Co., which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Taylor & Co. are as follows:

                    Residence or          Principal Occupation
Name                Business Address      or Employment

TMT                 See answers above.    See answers above.

W. Robert
 Cotham             201 Main Street       Vice President/
                      Suite 2600            Controller of
                    Ft. Worth, Tx. 76102    Bass Enterprises
                                            Production Co.
                                            ("BEPCO")

Gary W. Reese       201 Main Street       Treasurer of
                      Suite 2600          BEPCO
                    Ft. Worth, Tx., 76102

          BEPCO is a Texas corporation. BEPCO's principal business is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

          TIF

            TIF is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TIF, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TFI, the sole general partner of TIF, is set forth below.

          TFI

          TFI is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TIF. The principal business address of TFI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TCM, the sole general partner of TFI, is set forth below.

          TCM

          TCM is a Delaware corporation, the principal business of which is serving as the sole general partner of TFI. The principal business address of TCM, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TCM are as follows:

                    Residence or          Principal Occupation
Name                Business Address      Or Employment

TMT                 See answers above.    See answers above.

W. Robert Cotham    See answers above.    See answers above.

          Portfolio

          Portfolio is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Portfolio, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PA, the sole general partner of Portfolio, is set forth below.

          PA

          PA is a Delaware corporation, the principal business of which is serving as the sole general partner of Portfolio. The principal business address of PA, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person (in addition to TIF) of PA are as follows:

                     Residence or         Principal Occupation
Name                Business Address         Or Employment

TMT                 See answers above.    See answers above.

W. Robert Cotham    See answers above.    See answers above.


          SRB, Inc.

          SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address and present principal occupation or employment of each director and executive officer of SRB, Inc. are as follows:

                    Residence or          Principal Occupation
Name                Business Address      or Employment

SRB                 201 Main Street       President of SRB, Inc.
                      Suite 2700
                    Ft. Worth, Texas 76102

PRB                 201 Main Street       President of Perry R.
                      Suite 2700           Bass, Inc. ("PRB, Inc.")
                    Ft. Worth, Texas 76102

LMB                 201 Main Street       President of LMB, Inc.
                      Suite 2700
                    Ft. Worth, Texas 76102

W. Robert           See answers above.    See answers above.
 Cotham

PS                  201 Main Street       Vice President-
                      Suite 2700            Finance of SRB, Inc.,
                    Ft. Worth, Texas 76102  PRB, Inc. and LMB,
                                            Inc.

Gary W. Reese       See answers above.    See answers above.


          PRB, Inc. is a Texas corporation. PRB, Inc.'s principal business is the ownership of oil and gas properties, ranching, investing in marketable securities and real estate investment. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102

          SRB

          See answers above.

          LMB, Inc.

          LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address and present principal occupation or employment of each director and executive officer of LMB, Inc. are as follows:

                         Residence or             Principal Occupation
Name                     Business Address         or Employment

LMB                      See answers above.       See answers above.

SRB                      See answers above.       See answers above.

PRB                      See answers above.       See answers above.

W. Robert Cotham         See answers above.       See answers above.

PS                       See answers above.       See answers above.

Gary W. Reese            See answers above.       See answers above.

          LMB

          See answers above.

          BMT

          BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, 201 Main Street, Suite 2700, Fort Worth, Texas 76102. PRB is one of the Trustors and the sole Trustee of BMT.

          PRB

          See answers above.

          NLB

          NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

          PS

          See answers above.

          TAG

          TAG is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TAG, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to EBD, the sole general partner of TAG, is set forth below.

          EBD

          EBD is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TAG. The principal business address of EBD, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DAC and TMT-FW, the general partners of EBD, is set forth below.

          DAC

          DAC's business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830. DAC's principal occupation or employment is serving as one of two general partners of EBD.

          TMT-FW

          TMT-FW is a Texas corporation, the principal business of which is serving as one of two general partners of EBD. The principal business address of TMT-FW, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TMT-FW are as follows:

                     Residence or         Principal Occupation
Name                Business Address         or Employment

TMT                 See answers above.    See answers above.

W. Robert Cotham    See answers above.    See answers above.

          WPH

          The principal business address of WPH is 201 Main Street, Suite 2500, Fort Worth, Texas 76102. WPH's principal occupation is as a shareholder of Kelly, Hart & Hallman, a professional corporation, 201 Main Street, Suite 2500, Fort Worth, Texas 76102. The principal business of Kelly, Hart & Hallman is that of a law firm.

          ARBS

          ARBS is a testamentary trust existing under the laws of the State of Texas, with WPH as trustee. The business address of ARBS is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

          ARBL

          ARBL is a testamentary trust existing under the laws of the State of Texas, with WPH as trustee. The business address of ARBL is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

          DJM

          The principal business address of DJM is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201. DJM's principal occupation is Chairman and Chief Executive Officer of The Hampstead Group, 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201. The principal business of the Hampstead Group is that of a real estate investment firm.

          DJM3

          DJM3 is a trust existing under the laws of the State of Texas for the benefit of a minor son of DJM, with WPH as trustee. The business address of DJM3 is 2200 Ross Avenue, Suite 4200, Dallas, Texas 75201.

          PST

          PST are trusts existing under the laws of the State of Texas for the benefit of minor children of PS, with WPH as trustee. The business address of PST is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

          DKB

          DKB's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. DKB's principal occupation or employment is serving as an executive of TAG.

          AMB

          AMB's residence address is 47 Valley Ridge Road, Fort Worth, Texas 76107 and she is not presently employed.

          FOUNDATION

          Foundation is a Texas non-profit corporation. The business address of the Foundation is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Foundation are as follows:

     Name                Residence or             Principal Occupation
                         Business Address          or Employment

     DKB                 See answers above.       See answers above.

     AMB                 See answers above.       See answers above.

     Alvin R. Rozelle    P.O. Box 9773            Investments
                         Rancho Santa Fe, CA
                         92067

          TWB

          TWB's business address is 201 Main Street, Suite 2500, Fort Worth, Texas 76102. TWB's principal occupation or employment is serving as a director of Kelly, Hart & Hallman, a professional corporation. Kelly, Hart & Hallman is a law firm and its business address is the same as that of TWB.

          MNC

          MNC's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. MNC's principal occupation or employment is serving as an executive of Taylor & Co.

          WFT

          WFT's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. WFT's principal occupation or employment is serving as an executive of Taylor & Co.

          (d)

          None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)

          None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)

          All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are set forth below.

     Reporting Person         Source of Funds          Amount of Funds

          TMT                 Not Applicable (7)       Not Applicable

          Taylor & Co.        Margin Account at
                               Merrill Lynch Pierce
                               Fenner & Smith
                               Incorporated (1)(2)     $26,029,817.41(3)

          TIF                 Not Applicable           Not Applicable

          TFI                 Not Applicable           Not Applicable

          TCM                 Not Applicable           Not Applicable

          Portfolio           Working Capital (2)      $   674,559.60

          PA                  Not Applicable           Not Applicable

          SRB, Inc.           Working Capital(2)       $12,039,882.80

          SRB                 Not Applicable           Not Applicable

          LMB, Inc.           Working Capital(2)       $12,039,882.80

          LMB                 Not Applicable           Not Applicable

          BMT                 Trust Funds(6)           $26,682,972.43

          PRB                 Not Applicable           Not Applicable

          NLB                 Not Applicable           Not Applicable

          PS                  Personal Funds(4),(7)    $ 1,125,550.74

          TAG                 Working Capital(2)       $14,137,084.93

          EBD                 Not Applicable           Not Applicable

          DAC                 Not Applicable           Not Applicable

          TMT-FW              Not Applicable           Not Applicable

          WPH                 Personal Funds(4)        $   996,854.25

          ARBS                Trust Funds(6)           $ 3,799,193.53

          ARBL                Trust Funds(6)           $ 3,799,193.53

          DJM                 Personal Funds(4),(7)    $ 1,560,740.50(5)

          DJM3                Trust Funds(6)           $     7,068.54

          PST                 Trust Funds(6)           $    58,904.52

          DKB/AMB             Personal Funds(4)        $   141,370.90

          FOUNDATION          Other(8)                 $   211,250.00

          TWB                 Personal Funds(4)        $   117,809.04

          MNC                 Personal Funds(4)        $    70,685.42

          WFT                 Personal Funds(4)        $    23,561.81

          (1) Taylor & Co.'s cash obligations pursuant to such margin account purchases were satisfied with Working Capital.

          (2) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

          (3) This figure represents the total amount expended by Taylor & Co. for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect Taylor & Co.'s current net investment in shares of the Stock. Taylor & Co. has recouped through sales its entire investment in shares of the Stock.

          (4) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

          (5) This figure includes $1,450,000.00 borrowed from PRB Financial Services, Inc. pursuant to a five-year term loan entered into in 1992.

          (6) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

          (7) The sums reported above do not include any funds that may be expended in the future by any of the Reporting Persons to acquire additional shares of the Stock upon exercise of the options reported herein. It is expected that each of TMT, PS and DJM would use personal funds to exercise the options held by each of them.

          (8) Shares of the Stock held by Foundation were gifted to the Foundation by DKB.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire.

          The Reporting Persons have not determined whether to exercise any of the options to purchase Stock reported herein, and any determination to exercise such options will be based on the same factors set forth above with respect to purchases.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)

          TMT

          Because of his positions as (i) President of Taylor & Co., (ii) President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, and (iii) President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, and because he holds director stock options to purchase 60,750 shares of the Stock, TMT may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 4,419,270 shares of the Stock in the aggregate, which constitutes approximately 8.4% of the 52,527,975 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

          Taylor & Co.

          The aggregate number of shares of the Stock that Taylor & Co. owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,307,520, which constitutes approximately 4.4% of the outstanding shares of the Stock.

          TIF

          Because of its position as the sole stockholder of PA, which is the sole general partner of Portfolio, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 26,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

          TFI

          Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 26,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

          TCM

          Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 26,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

          Portfolio

          The aggregate number of shares of the Stock that Portfolio owns beneficially, pursuant to Rule 13d-3 of the Act, is 26,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

          PA

          Because of its position as the sole general partner of Portfolio, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 26,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

          SRB, Inc.

          The aggregate number of shares of the Stock that SRB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,765,305, which constitutes approximately 5.3% of the outstanding shares of the Stock.

          SRB

          Because of his position as President of SRB, Inc., SRB may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 2,765,305 shares of the Stock, which constitutes approximately 5.3% of the outstanding shares of the Stock.

          LMB, Inc.

          The aggregate number of shares of the Stock that LMB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,765,305, which constitutes approximately 5.3% of the outstanding shares of the Stock.

          LMB

          Because of his position as President of LMB, Inc., LMB may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 2,765,305 shares of the Stock, which constitutes approximately 5.3% of the outstanding shares of the Stock.

          BMT

          The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,861,392, which constitutes approximately 5.5% of the outstanding shares of the Stock.

          PRB

          Because of his positions as Trustee and a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,861,392 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

          NLB

          Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,861,392 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

          PS

          The aggregate number of shares of the Stock that PS owns beneficially, pursuant to Rule 13d-3 of the Act, is 286,874 which includes director stock options to purchase 60,750 shares of the Stock, which in the aggregate constitutes approximately 0.5% of the 52,527,975 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

          TAG

          The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 2,025,000 which constitutes approximately 3.9% of the outstanding shares of the Stock.

          EBD

          Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,025,000 shares of the Stock, which constitutes approximately 3.9% of the outstanding shares of the Stock.

          DAC

          Because of his position as one of two general partners of EBD, the sole general partner of TAG, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,025,000 shares of the Stock, which constitutes approximately 3.9% of the outstanding shares of the Stock.

          TMT-FW

          Because of its position as one of two general partners of EBD, the sole general partner of TAG, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,025,000 shares of the Stock, which constitutes approximately 3.9% of the outstanding shares of the Stock.

          WPH

          Because of his positions as the trustee of each of ARBS, ARBL, DJM3 and PST, and because of his individual ownership of 168,750 shares of the Stock, WPH may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 1,253,273 shares of the Stock in the aggregate, which constitutes approximately 2.4% of the outstanding shares of the Stock.

          ARBS

          The aggregate number of shares of the Stock that ARBS owns beneficially, pursuant to Rule 13d-3 of the Act, is 537,537, which constitutes approximately 1.0% of the outstanding shares of the Stock.

          ARBL

          The aggregate number of shares of the Stock that ARBL owns beneficially, pursuant to Rule 13d-3 of the Act, is 537,537, which constitutes approximately 1.0% of the outstanding shares of the Stock.

          DJM

          The aggregate number of shares of the Stock that DJM owns beneficially, pursuant to Rule 13d-3 of the Act, is 414,112 which includes director stock options to purchase 60,750 shares of the Stock, which in the aggregate constitutes approximately 0.8% of the 52,527,975 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

          DJM3

          The aggregate number of shares of the Stock that DJM3 owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,012, which constitutes less than 0.1% of the outstanding shares of the Stock.

          PST

          The aggregate number of shares of the Stock that PST owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,437, which constitutes less than 0.1% of the outstanding shares of the Stock.

          DKB

          The aggregate number of shares of the Stock that DKB owns beneficially, pursuant to Rule 13d-3 of the Act, as a joint tenant with AMB is 5,375. The aggregate number of shares of the Stock that DKB owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,687, which, together with the 5,375 shares he owns as a joint tenant with AMB and the 10,000 shares held by Foundation that DKB may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially by virtue of his position as President of the Foundation, constitutes less than 0.1% of the outstanding shares of the Stock.

          AMB

          The aggregate number of shares of the Stock that AMB owns beneficially, pursuant to Rule 13d-3 of the Act, as a joint tenant with DKB is 5,375. Because of her position as the sole trustee of a trust for the benefit of her minor son, AMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 1,687 shares of the Stock, which, together with the 5,375 shares she owns as a joint tenant with DKB, constitutes less than 0.1% of the outstanding shares of the Stock.

          Foundation

          The aggregate number of shares of the stock that the Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 10,000 shares of the Stock, which constitutes less than 0.1% of outstanding shares of the Stock.

          TWB

          The aggregate number of shares of the Stock that TWB owns beneficially, pursuant to Rule 13d-3 of the Act, is 16,875, which constitutes less than 0.1% of the outstanding shares of the Stock.

          MNC

          The aggregate number of shares of the Stock that MNC owns beneficially, pursuant to Rule 13d-3 of the Act, is 10,125, which constitutes less than 0.1% of the outstanding shares of the Stock.

          WFT

          The aggregate number of shares of the Stock that WFT owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,375, which constitutes less than 0.1% of the outstanding shares of the Stock.

          In addition, an irrevocable trust (the "Taylor Trust") for the benefit of a son of TMT owns 3,375 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock. TMT's mother, Annette B. Taylor, serves as Trustee of the Taylor Trust, and TMT disclaims beneficial ownership of the shares of the Stock it owns.

          To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

          (b)

          TMT

          In his capacity as the President of Taylor & Co., TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,307,520 shares of the Stock. In his capacity as President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 26,000 shares of the Stock. In his capacity as the President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, TMT has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,025,000 shares of the Stock.

          Taylor & Co.

          Acting through its President, Taylor & Co. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,307,520 shares of the Stock.

          TIF

          As the sole stockholder of PA, which is the sole general partner of Portfolio, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 26,000 shares of the Stock.

          TFI

          As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 26,000 shares of the Stock.

          TCM

          As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 26,000 shares of the Stock.

          Portfolio

          Acting through its sole general partner, Portfolio has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 26,000 shares of the Stock.

          PA

          As the sole general partner of Portfolio, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 26,000 shares of the Stock.

          SRB, Inc.

          Acting through its President, SRB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,765,305 shares of the Stock.

          SRB

          In his capacity as President of SRB, Inc., SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,765,305 shares of the Stock.

          LMB, Inc.

          Acting through its President, LMB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,765,305 shares of the Stock.

          LMB

          In his capacity as President of LMB, Inc., LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,765,305 shares of the Stock.


          BMT

          Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,861,392 shares of the Stock.

          PRB

          In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,861,392 shares of the Stock.

          NLB

          NLB has no sole or shared power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

          PS

          PS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 226,124 shares of the Stock.

          TAG

          Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,025,000 shares of the Stock.

          EBD

          As the sole general partner of TAG, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,025,000 shares of the Stock.

          DAC

          As one of two general partners of EBD, which is the sole general partner of TAG, DAC has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,025,000 shares of the Stock.

          TMT-FW

          As one of two general partners of EBD, which is the sole general partner of TAG, TMT-FW has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,025,000 shares of the Stock.

          WPH

          Acting in his individual capacity and in his capacity as Trustee of each of ARBS, ARBL, DJM3, and PST, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,253,273 shares of the Stock.

          ARBS

          Acting through its Trustee, ARBS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 537,537 shares of the Stock.

          ARBL

          Acting through its Trustee, ARBL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 537,537 shares of the Stock.

          DJM

          DJM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 353,362 shares of the Stock.

          DJM3

          Acting through its Trustee, DJM3 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,012 shares of the Stock.

          PST

          Acting through its Trustee, PST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,437 shares of the Stock.

          DKB

          Acting in his individual capacity and in his capacity as President of Foundation, DKB has the sole power to vote or to direct the vote and to dispose or direct the disposition of 11,687 shares of the Stock. As joint tenant with his wife, AMB, DKB has shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,375 shares of the Stock.

          AMB

          As Trustee of a trust for the benefit of her minor son, AMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,687 shares of the Stock. As joint tenant with her husband, DKB, AMB has shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,375 shares of the Stock.

          Foundation

          Acting through its President, the Foundation has the sole power to vote or to direct the vote and to dispose or direct the disposition of 10,000 shares of the Stock.

          TWB

          TWB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,875 shares of the Stock.

          MNC

          MNC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,125 shares of the Stock.

          WFT

          WFT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,375 shares of the Stock.

          In addition, Annette B. Taylor, in her capacity as Trustee of the Taylor Trust, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 3,375 shares of Stock owned by the Trust.

          (c) During the past 60 days, the Reporting Persons have purchased shares of the Stock in transactions on the New York Stock Exchange, as follows:

REPORTING                     NO. OF SHARES        PRICE PER
 PERSON         DATE            PURCHASED            SHARE

ARBS           11-17-95         1,250                $24.94
ARBL           11-17-95         1,250                 24.94
Portfolio      11-21-95        26,000                 25.95

          Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

          (d)

          Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

          (e)

          It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the outstanding securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

          Exhibit 24.1 -- Power of Attorney of The Bratton Family Foundation, filed herewith.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:     November 21, 1995

                                      /S/ W. R. COTHAM
                                      W. R. Cotham,
                                      Attorney-in-Fact for:

                                        THOMAS M. TAYLOR(1)
                                        SID R. BASS(2)
                                        LEE M. BASS(3)
                                        THE BASS MANAGEMENT TRUST(4)
                                        PERRY R. BASS(5)
                                        NANCY LEE BASS(6)
                                        PETER STERLING(7)
                                        DOUGLAS K. BRATTON(8)
                                        ANNE M. BRATTON(9)
                                        THOMAS W. BRIGGS(10)
                                        THE BRATTON FAMILY FOUNDATION (11)
                                        MICHAEL N. CHRISTODOLOU(12)
                                        W. FORREST TEMPEL(13)
                                        DORT A. CAMERON, III(14)


                                      /S/ W. R. COTHAM
                                      W. R. Cotham,
                                      Vice President of:

                                         THOMAS M. TAYLOR & CO.
                                         SID R. BASS, INC.
                                         LEE M. BASS, INC.
                                         TMT-FW, INC.

                                      TRINITY I FUND, L.P.,
                                      a Delaware limited partnership

                                      By:   TF INVESTORS, L.P.,
                                            a Delaware limited partnership,
                                            General Partner

                                      By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                            a Delaware corporation,
                                            General Partner

                                      By:/s/ W. R. Cotham
                                          W. R. Cotham, Vice President


                                      TF INVESTORS, L.P.,
                                      a Delaware limited partnership

                                      By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                            a Delaware corporation,
                                            General Partner

                                      By:/s/ W. R. Cotham
                                          W. R. Cotham, Vice President



                                      TRINITY CAPITAL MANAGEMENT, INC.,
                                      a Delaware corporation

                                      By:/s/ W. R. Cotham
                                         W. R. Cotham, Vice President

                                      PORTFOLIO PARTNERS, L.P.,
                                      a Delaware limited partnership

                                      By: PORTFOLIO ASSOCIATES, INC.,
                                             a Delaware corporation,
                                             General Partner

                                      By:/s/ W. R. Cotham
                                               W. R. Cotham,
                                               Vice President


                                      PORTFOLIO ASSOCIATES, INC.,
                                      a Delaware corporation

                                      By:/s/ W. R. Cotham
                                               W. R. Cotham,
                                               Vice President


                                      /S/ WILLIAM P. HALLMAN, JR.
                                      William P. Hallman, Jr.,
                                      Individually and as Trustee
                                      of each of:

                                         ANNIE R. BASS GRANDSON'S
                                         TRUST FOR SID R. BASS

                                         ANNIE R. BASS GRANDSON'S
                                         TRUST FOR LEE M. BASS

                                         DONALD J. MCNAMARA, III
                                         TRUST

                                         PETER STERLING TRUSTS

                                      /S/ DONALD J. McNAMARA, JR.
                                      Donald J. McNamara, Jr.

                                      THE AIRLIE GROUP L.P.,
                                      a Delaware limited partnership

                                      By:  EBD L.P.,
                                            a Delaware limited partnership,
                                             General Partner

                                      By:  TMT-FW, INC., a Texas
                                             corporation, General Partner


                                      By:   /S/ W. R. COTHAM
                                            W. R. Cotham, Vice President


                                      EBD L.P.,
                                      a Delaware limited partnership

                                      By: TMT-FW, INC., a Texas
                                       corporation, General Partner


                                      By:   /S/ W. R. COTHAM
                                            W. R. Cotham, Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Peter Sterling previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Douglas K. Bratton previously has been filed with the Securities and Exchange Commission.

(9) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Anne M. Bratton previously has been filed with the Securities and Exchange Commission.

(10) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas W. Briggs previously has been filed with the Securities and Exchange Commission.

(11) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bratton Family Foundation is being filed herewith.

(12) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Michael N. Christodolou previously has been filed with the Securities and Exchange Commission.

(13) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of W. Forrest Tempel previously has been filed with the Securities and Exchange Commission

(14) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron III previously has been filed with the Securities and Exchange Commission.